Exhibit 99.3

PROFOUND MEDICAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022

AND 2021

PRESENTED IN US DOLLARS (000s)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Profound Medical Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Profound Medical Corp. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5
T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada
March 7, 2023

We have served as the Company’s auditor since 2013.

Profound Medical Corp.

Consolidated Balance Sheets

As at December 31, 2022 and 2021

In USD (000s)

	2022	2021
	$	$
Assets

Current assets
Cash	46,517	67,152
Trade and other receivables (note 4)	6,344	1,412
Inventory (note 5)	7,941	7,413
Prepaid expenses and deposits	1,222	1,148
Total current assets	62,024	77,125

Trade and other receivables (note 4)	—	3,622
Property and equipment (note 6)	899	788
Intangible assets (note 7)	680	1,435
Right-of-use assets (note 8)	818	1,116
Goodwill (note 7)	—	2,689

Total assets	64,421	86,775

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,033	3,180
Deferred revenue	471	477
Long-term debt (note 9)	523	—
Provisions	58	87
Derivative financial instrument (note 9)	563	161
Lease liabilities (note 10)	239	250
Income taxes payable	298	—
Total current liabilities	4,185	4,155

Long-term debt (note 9)	6,651	—
Deferred revenue	764	875
Lease liabilities (note 10)	817	1,127

Total liabilities	12,417	6,157

Shareholders’ Equity

Share capital (note 11)	205,825	219,579
Contributed surplus	18,704	16,986
Accumulated other comprehensive loss	16,837	4,746
Deficit	(189,362)	(160,693)

Total Shareholders’ Equity	52,004	80,618

Total Liabilities and Shareholders’ Equity	64,421	86,775

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2022 and 2021

In USD (000s)

	2022	2021
	$	$
Revenue (note 13)
Recurring - non-capital	4,677	3,723
Capital equipment	2,004	3,150
	6,681	6,873
Cost of sales (note 14)	3,660	3,921
Gross profit	3,021	2,952

Operating expenses (note 14)
Research and development	14,690	15,277
General and administrative	9,465	10,314
Selling and distribution	8,468	7,652
Impairment of goodwill (note 7)	2,524	—
Total operating expenses	35,147	33,243

Operating Loss	32,126	30,291

Net finance (income) costs (note 15)	(3,744)	303

Loss before income taxes	28,382	30,594

Income taxes (note 16)	287	105

Net loss attributed to shareholders for the year	28,669	30,699

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	(12,091)	(179)

Net loss and comprehensive loss for the year	16,578	30,520

Loss per share (note 17)
Basic and diluted loss per common share	1.38	1.50

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2022 and 2021

In USD (000s)

				Accumulated
				other
		Share	Contributed	comprehensive
	Number	capital	surplus	income	Deficit	Total
	of shares	$	$	$	$	$
Balance – January 1, 2021	20,208,948	211,527	11,250	4,567	(129,994)	97,350

Net loss for the year	—	—	—	—	(30,699)	(30,699)
Cumulative translation adjustment – net of tax of $nil	—	168	(18)	179	—	329
Exercise of share options	79,208	992	(397)	—	—	595
Exercise of warrants	485,161	6,836	(998)	—	—	5,838
Vesting of RSUs	2,900	56	(56)	—	—	—
Share-based compensation (note 12)	—	—	7,205	—	—	7,205
Balance – December 31, 2021	20,776,217	219,579	16,986	4,746	(160,693)	80,618

Net loss for the year	—	—	—	—	(28,669)	(28,669)
Cumulative translation adjustment – net of tax of $nil	—	(15,229)	(1,228)	12,091	—	(4,366)
Exercise of share options	40,542	443	(180)	—	—	263
Vesting of RSUs	62,738	1,032	(1,032)	—	—	—
Share-based compensation (note 12)	—	—	4,158	—	—	4,158
Balance – December 31, 2022	20,879,497	205,825	18,704	16,837	(189,362)	52,004

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

In USD (000s)

	2022	2021
	$	$
Operating activities
Net loss for the year	(28,669)	(30,699)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 6)	672	518
Amortization of intangible assets (note 7)	704	1,029
Depreciation of right-of-use assets (note 8)	228	332
Share-based compensation (note 12)	4,238	7,205
Interest and accretion expense (note 15)	174	67
Deferred revenue	(27)	(90)
Change in fair value of derivative financial instrument (note 15)	275	(293)
Change in amortized cost of trade and other receivables (note 4)	(290)	448
Impairment of goodwill (note 7)	2,524	—
Changes in non-cash working capital balances
Trade and other receivables	(1,424)	1,996
Prepaid expenses and deposits	(157)	(78)
Inventory	(1,864)	(2,491)
Accounts payable and accrued liabilities	(566)	(356)
Provisions	(24)	(110)
Income taxes payable	311	(13)
Foreign exchange on cash	(1,905)	175
Net cash flow used in operating activities	(25,800)	(22,360)

Investing activities
Purchase of property and equipment	—	(32)
Purchase of intangible assets	—	(561)
Total cash used in investing activities	—	(593)

Financing activities
Proceeds from long-term debt (note 9)	7,273	—
Long-term debt transaction costs (note 9)	(149)	—
Payment of other liabilities	—	(99)
Payment of long-term debt (note 9)	(44)	—
Proceeds from share options exercised	263	595
Proceeds from warrants exercised	—	5,838
Payment of lease liabilities (note 10)	(312)	(386)
Total cash from financing activities	7,031	5,948

Net change in cash during the year	(18,769)	(17,005)
Foreign exchange on cash	(1,866)	244
Cash – Beginning of year	67,152	83,913
Cash – End of year	46,517	67,152

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

1      Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Canada.

2       Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The Board of Directors approved these consolidated financial statements on March 7, 2023. These consolidated financial statements comply with IFRS.

Accounting policies

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The wholly owned subsidiaries are consolidated from the date control is obtained. All intercompany transactions, balances, income and expenses on transactions with the subsidiaries are fully eliminated.

These consolidated financial statements include the following wholly owned subsidiaries: Profound Medical Inc. (Canada), Profound Medical Oy (Finland), Profound Medical GmbH (Germany), Profound Medical (U.S.) Inc. (United States), Profound Medical Technology Services (Beijing) Co., Ltd. (China) and 2753079 Ontario Inc. (Canada).

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the chief executive officer.

Foreign currency translation

The Company has a functional currency of Canadian dollars and the functional currency of each subsidiary is determined based on facts and circumstances relevant for each subsidiary. Where the Company’s presentation currency of US dollars differs from the functional currency of a subsidiary, the assets, liabilities and equity of the subsidiary are translated from the functional currency into the presentation currency at the exchange rates as at the reporting date. The income and expenses of the subsidiaries are translated at rates approximating the exchange rates at the dates of the transactions. Exchange differences arising on the translation of the financial statements of the Company’s subsidiaries are recognized in other comprehensive (income) loss.

(1)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

Foreign currency transactions are translated into the functional currency of the Company or its subsidiaries, using the exchange rates prevailing at the dates of these transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss and comprehensive loss, within net finance (income) costs.

Financial assets

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss); and
●	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. The Company does not currently have any assets measured subsequently at fair value.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Trade and other receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 12 months and are therefore generally classified as current. Trade and other receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

The Company reviews its expected cash flows from trade and other receivables and when the receivable extends beyond one year, the amortized cost is calculated using management’s estimate of the cash flow timing and amounts. These amounts are continually re-assessed and adjustments are made when necessary.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. For trade and other receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (IFRS 9), which requires lifetime expected credit losses to be recognized at the time of initial recognition of the receivables.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the first-in, first-out method for finished goods and weighted average cost for raw materials.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the year in which they are incurred.

(2)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

The major categories of property and equipment are depreciated on a straight-line basis as follows:

Furniture and fittings	20% per year
Equipment under lease	50% per year
Leasehold improvements	over the term of the lease

Residual values, methods of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Goodwill

Goodwill represents the excess fair value of the consideration transferred over the fair value of the underlying net assets in a business combination and is measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indications the goodwill may be impaired. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash generating units (CGUs) or group of CGUs that are expected to benefit from the synergies of the acquisition. If the recoverable amount of the CGU or group of CGUs is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to other assets of the CGU or group of CGUs.

Identifiable intangible assets

The Company’s intangible assets are stated at cost, less accumulated amortization and are amortized on a straight-line basis in the consolidated statements of loss and comprehensive loss over their estimated useful lives.

The major categories of intangible assets are amortized as follows:

Exclusive licence agreement	20 years
Software	5 years
Brand	5 years
Proprietary technology	5 years

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flow CGUs.

The recoverable amount is the higher of an asset’s fair value, less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company before the end of the financial year, which are unpaid. Accounts payable and accrued liabilities are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

Long-term debt is initially recognized at fair value, net of transaction costs incurred. Long-term debt is subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statements of loss and comprehensive loss over the period of the long-term debt using the effective interest method.

(3)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

Long-term debt is removed from the consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognized in the consolidated statements of loss and comprehensive loss within net finance (income) costs.

Provisions

A provision is recognized when the Company has a legal or constructive obligation as result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. Lease terms range from three to ten years for offices. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Revenue

To determine revenue recognition for arrangements the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

The Company derives its revenues primarily from the lease and sale of medical devices and the sale of certain one-time-use devices. Capital equipment consists of one-time revenue for the sale of capital equipment including installation fees. Recurring - non-capital revenue consists of the sale of one-time-use devices, lease of medical devices, procedures and services associated with extended warranties. Revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods or services, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized on the satisfaction of the specific acceptance criteria.

(4)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

The amount of revenue to be recognized is based on the consideration the Company expects to receive in exchange for its goods and services. For contracts that contain multiple performance obligations, the Company allocates the consideration to which it expects to be entitled to each performance obligation based on relative standalone selling prices and recognizes the related revenue when or as control of each individual performance obligation is transferred to customers.

Service revenue related to installation and training is recognized over the period in which the services are performed. Service revenue related to extended warranty service is deferred and recognized on a straight-line basis over the extended warranty period covered by the respective customer contract.

Cost of sales

Cost of sales primarily includes the cost of finished goods, depreciation of equipment under lease, inventory provisions, royalties, warranty expense, freight and direct overhead expenses necessary to acquire or manufacture the finished goods.

Income taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the differences between the tax basis and carrying amounts of assets and liabilities, for operating losses and for tax credit carry-forwards. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which temporary differences can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws.

Share-based compensation

The Company grants share options periodically to certain employees, directors, officers and advisers.

Options currently outstanding vest over four years and have a contractual life of ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period using the graded vesting method by increasing contributed surplus based on the number of awards expected to vest.

The Company has a long-term incentive plan (LTIP). For each Restricted Share Unit (RSU) and Deferred Share Unit (DSU) granted under the long-term incentive plan, the Company recognizes an expense equal to the market value of a Profound common share at the date of grant based on the number of RSUs and DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for share-based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Share-based compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs or DSUs that are expected to vest, for RSUs or DSUs anticipated to be cash settled and changes in the market value of Profound common shares. The effect of these changes is recognized in the period of the change. Vested RSUs are settled either in Profound common shares or in cash or a combination thereof at the discretion of the Company. Vested DSUs are settled either in Profound common shares or in cash or a combination thereof at the discretion of the holder. The value of the DSUs is recognized in accounts payable and accrued liabilities in the consolidated balance sheet and a corresponding expense is recognized over the estimated vesting period of three years.

Research and development costs

Research costs are charged to expense as incurred. Development costs are capitalized and amortized when the criteria for capitalization are met, otherwise they are expensed as incurred. No development costs have been capitalized to date.

(5)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

Clinical trial expenses result from obligations under contracts with vendors, consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company. The appropriate level of clinical trial expenses is reflected in the Company’s consolidated financial statements by matching period expenses with period services and efforts expended. These expenses are recorded according to the progress of the clinical trial as measured by patient progression and the timing of various aspects of the clinical trial. Clinical trial accrual estimates are determined through discussions with internal clinical personnel and outside service providers as to the progress or state of completion of clinical trials, or the services completed. Service provider status is then compared to the contractually obligated fees to be paid for such services. During the course of a clinical trial, the Company may adjust the rate of clinical expense recognized if actual results differ from management’s estimates.

Government grants

The Company recognizes government grants when there is reasonable assurance that the Company will comply with the conditions of the grant and the grant will be received. Government grants receivable are recorded in accounts receivable on the consolidated statements of financial position. The Company recognizes government grants in the consolidated statements of loss and comprehensive loss in the same period as the expenses for which the grant is intended to compensate and nets the amount off the related expenses. In cases where a government grant becomes receivable as compensation for expenses already incurred in prior periods, the grant is recognized in profit or loss in the period in which it becomes receivable.

Loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of shares outstanding during the year and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® and SONALLEVE® systems and the one-time-use devices related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new system user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new system user sites.

The financial impacts from COVID-19 during the year has affected Profound’s ability to collect payments due to continuous lockdowns and hospital restrictions, which have impeded our efforts to install our systems and has delayed corresponding collections. It has also impeded our efforts concerning the sale of SONALLEVE® systems. Profound continues to work with local authorities and team members located within these countries to help expedite the process.

(6)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

3       Critical accounting estimates and judgments

Critical accounting estimates

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed as follows:

●	Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. It also reviews goodwill annually for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

●	Trade and other receivables

The key judgements and estimates used in determining the amortized cost for trade and other receivables are the estimated collection period and the discount rate applied to the cash flow projections (note 4).

4       Trade and other receivables

The trade and other receivables balance comprises the following:

	2022	2021
	$	$

Trade receivables	5,837	4,592
Indirect tax receivables	494	407
Other receivables	13	35
Total trade and other receivables	6,344	5,034
Less: Current portion	6,344	1,412
Long-term portion	—	3,622

Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At December 31, 2022 and 2021 there were no trade receivables that were past due.

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to the ongoing COVID-19 pandemic and access to customer locations, certain trade and other receivables are expected to have a longer repayment term due to the payment term being based on installation of the device. The revised future cash flows have been used to calculate amortized cost. During the year ended December 31, 2021, the key assumptions and estimates used in determining the amortized cost are based on a two year collection period and a discount rate of 6%, both of which required the application of significant judgement. The collection period and the significant judgement applied does not impact the credit risk of the associated trade and other receivables. The Company recognized $290 interest income for the year ended December 31, 2022 (2021 – $448 interest expense) as a result of this adjustment. Those trade and other receivables that are anticipated to be collected after one year are classified as non-current.

(7)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

5      Inventory

	2022	2021
	$	$

Finished goods	5,455	5,114
Raw materials	2,491	2,306
Inventory provision	(5)	(7)
Total inventory	7,941	7,413

During the year ended December 31, 2022, $2,101 (2021 - $3,547) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $2 during the year ended December 31, 2022 (2021 – $7). There were no other inventory writedowns charged to cost of sales during the year ended December 31, 2022.

6       Property and equipment

	Furniture
	and	Leasehold	Equipment
	fittings	improvements	under lease	Total
	$	$	$	$
Year ended December 31, 2021
Opening net book value	12	313	534	859
Additions	—	32	408	440
Foreign exchange	(2)	1	8	7
Depreciation	(10)	(60)	(448)	(518)
Closing net book value	—	286	502	788

At December 31, 2021
Cost	127	578	1,077	1,782
Accumulated depreciation	(127)	(292)	(575)	(994)
Net book value	—	286	502	788

Year ended December 31, 2022
Opening net book value	—	286	502	788
Additions	—	—	800	800
Foreign exchange	—	(15)	(2)	(17)
Depreciation	—	(59)	(613)	(672)
Closing net book value	—	212	687	899

At December 31, 2022
Cost	—	542	1,835	2,377
Accumulated depreciation	—	(330)	(1,148)	(1,478)
Net book value	—	212	687	899

(8)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

7      Intangible assets

	Exclusive
	licence		Proprietary
	agreement	Software	technology	Brand	Total
	$	$	$	$	$
Year ended December 31, 2021
Opening net book value	186	362	1,128	222	1,898
Additions	—	561	—	—	561
Foreign exchange	1	(5)	7	2	5
Amortization	(22)	(148)	(718)	(141)	(1,029)
Closing net book value	165	770	417	83	1,435

As at December 31, 2021
Cost	231	978	3,456	681	5,346
Accumulated amortization	(66)	(208)	(3,039)	(598)	(3,911)
Net book value	165	770	417	83	1,435

Year ended December 31, 2022
Opening net book value	165	770	417	83	1,435
Foreign exchange	(5)	(32)	(10)	(4)	(51)
Amortization	(25)	(193)	(407)	(79)	(704)
Closing net book value	135	545	—	—	680

As at December 31, 2022
Cost	231	978	3,456	681	5,346
Accumulated amortization	(96)	(433)	(3,456)	(681)	(4,666)
Net book value	135	545	—	—	680

The Company has a licence agreement (the licence) with Sunnybrook Health Sciences Centre (Sunnybrook), pursuant to which Sunnybrook licenses to the Company certain intellectual property. Pursuant to the licence, the Company has exclusively licenced-in rights that enable the Company to use Sunnybrook’s technology for MRI-guided trans-urethral ultrasound therapy. The Company has the option to acquire rights to improvements to the relevant technology and intellectual property. If the Company fails to comply with any of its obligations or otherwise breaches this agreement, Sunnybrook may have the right to terminate the licence.

In accordance with the Company’s accounting policy, the carrying value of goodwill is assessed annually as well as assessed for impairment triggers at each reporting date to determine whether there exists any indicators of impairment. When there is an indicator of impairment of non-current assets within a CGU or group of CGUs containing goodwill, the Company tests the non-current assets for impairment first and recognizes any impairment loss on goodwill before applying any remaining impairment loss against the non-current assets within the CGU.

In early 2020, in response to the outbreak of the COVID-19 pandemic as declared by the WHO, nations and countries announced mandated closure of public facilities, non-essential businesses and non-essential hospital service. Consequently, Profound had to temporarily delay procedures and were restricted from visiting hospitals, resulting in material decreases in revenues and forecasts.

Increasing concerns over the new highly transmissible Omicron COVID-19 variant and increased daily COVID-19 case counts led to severe shutdowns and restrictions in several Asian countries that materially affected operations in these countries affecting our revenues and trade receivables. These governments imposed further restrictions leading to curfews, movement restrictions and minimum quarantine periods.

The Company completed its annual goodwill impairment testing on the goodwill related to the Sonalleve MR-HIFU CGU, which comprises all of the goodwill of the Company, on December 31, 2022. The recoverable amount of the Sonalleve MR-HIFU CGU was calculated using fair value less costs of disposal (FVLCD).

(9)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

The calculation of the recoverable amount of the Sonalleve MR-HIFU CGU was determined using discounted cash flow projections based on financial forecasts approved by management covering a four-year period (Level 3 of the fair value hierarchy) and a terminal growth assumption of 2%. The key assumptions and estimates used in determining the FVLCD are related to revenue and EBITDA assumptions, dependent on economic conditions and other events which are based on the financial forecast and assumed growth rates and the discount rate of 18% applied to the cash flow projections.

As the return to business in China continues to be delayed as a result of actions outside of the control of management, including ongoing government restrictions impacting the re-opening of hospitals and clinics and delays in the vaccine roll out, management's estimates of operating results and further cash flows for the forecasted periods have been negatively impacted. As a result of the impairment test performed, it was determined that the goodwill was impaired and the Company recognized an impairment of $2,524, representing all of the Company’s goodwill. There are no other non-current assets allocated to the Sonalleve MR-HIFU CGU and therefore the impairment was only related to the remaining goodwill. No reasonable change in assumptions would change the outcome of the impairment test.

Goodwill	$

As at January 1, 2021	2,678
Foreign exchange	11
As at December 31, 2021	2,689
Foreign exchange	(165)
Impairment	(2,524)
As at December 31, 2022	—

8     Right-of-use assets

Leased
premises
$
Year ended December 31, 2021
Opening net book value	1,424
Addition	18
Foreign exchange	6
Depreciation	(332)
Closing net book value	1,116

As at December 31, 2021
Cost	1,918
Accumulated depreciation	(802)
Net book value	1,116

Year ended December 31, 2022
Opening net book value	1,116
Foreign exchange	(70)
Depreciation	(228)
Closing net book value	818

As at December 31, 2022
Cost	1,679
Accumulated depreciation	(861)
Net book value	818

The Company leases office premises in Mississauga, Canada and China, Beijing. These lease agreements are typically entered into for three to ten-year periods.

(10)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

9     Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2%. The Company is required to make interest only payments until October 31, 2023 with monthly repayments of the principal of C$208 plus accrued interest commencing on October 31, 2023. All obligations of the Company under the term loan agreement were guaranteed by current and future subsidiaries of the Company and included security of first priority interests in the assets of the Company and its subsidiaries. The Company has financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. The Company is in compliance with these financial covenants as at December 31, 2022. Future compliance with the financial covenants included in the CIBC loan is dependent upon achieving certain revenue, EBITDA, and anticipated cash levels. Management considers there is a potential for a breach of these covenants in 2023 due to the volatility and unpredictability of revenues.

2022
$

Balance – Beginning of year	—
Proceeds received, net	7,124
Fair value of warrants	(129)
Interest and accretion expense	115
Foreign exchange	108
Repayment	(44)
Balance – End of year	7,174
Less: Current portion	523
Long-term portion	6,651

In connection with this term loan agreement on November 3, 2022, the Company also issued 47,287 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$5.29 per common share until the date that is 10 years from the closing of the term loan agreement, with a cashless exercise feature (note 11). The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance (income) costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants as at December 31, 2022 was $418. The variables used to determine the fair values are as follows:

		December 31,			November 3,
		2022			2022

Share price	C$	14.48		C$	5.38
Volatility		70%			72%
Expected life of warrants		6.9	years		7	years
Risk free interest rate		3.30%			3.42%
Dividend yield		—			—

In connection with the July 30, 2018 CIBC term loan agreement which was previously repaid, the Company also issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance (income) costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants as at December 31, 2022 was $145 (2021 - $161). The variables used to determine the fair values are as follows:

(11)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

		2022			2021

Share price	C$	14.48		C$	14.26
Volatility		84%			61%
Expected life of warrants		0.6	years		1.6	years
Risk free interest rate		4.07%			0.94%
Dividend yield		—			—

10     Lease liabilities

$
As at January 1, 2021	1,676
Repayments	(386)
Foreign exchange	2
Addition	18
Interest and accretion expense	67
As at December 31, 2021	1,377
Repayments	(312)
Foreign exchange	(68)
Interest and accretion expense	59
As at December 31, 2022	1,056
Less: Current portion	239
Long-term portion	817

11     Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	2022	2021
	$	$

20,879,497 (2021 – 20,776,217) common shares	205,825	219,579

(12)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

Warrants

A summary of warrants outstanding is shown below:

			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number of	price	life
	warrants	C$	(years)

Balance – January 1, 2021	1,223,744	14.35	1.68
Expired	(13,600)	15.50	—
Exercised	(485,161)	15.33	0.32
Balance – December 31, 2021	724,983	13.81	1.23
Granted	47,287	5.29	9.80
Balance – December 31, 2022	772,270	13.29	0.82

Subsequent to year end, there were 31,535 warrants exercised for total cash proceeds of $326.

12    Share-based payments

Share options

Effective May 20, 2020, the Company adopted amendments to the share option plan (the Share Option Plan). The maximum number of common shares reserved for issuance under the share option plan and the long term incentive plan is 2,714,335 common shares or such other number as may be approved by the holders of the voting shares of the Company. As at December 31, 2022, 1,511,773 (2021 – 2,092,596) options are outstanding. Each share option granted allows the holder to purchase one common share, at an exercise price not less than the lesser of the closing trading price of the common shares on the TSX (or other exchange where the common shares are listed), on the date a share option is granted and the volume-weighted average price of the common shares for the five trading days immediately preceding the date the share option is granted. Share options granted under the Share Option Plan generally have a maximum term of ten years and vest over a period of up to four years.

A summary of the share option changes during the year presented and the total number of share options outstanding as at those dates are set forth below:

		Weighted
		average
		exercise
	Number	price
	of options	C$

Balance – January 1, 2021	1,522,362	14.05
Granted	698,035	22.21
Exercised	(79,208)	9.72
Forfeited/expired	(48,593)	15.46
Balance – December 31, 2021	2,092,596	16.90
Granted	29,200	9.65
Exercised	(40,542)	8.45
Forfeited/expired	(569,481)	17.49
Balance – December 31, 2022	1,511,773	16.07

(13)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

The Company estimated the fair value of the share options granted during the year using the Black-Scholes option pricing model with the weighted average assumptions below.

	August 15,			December 20,
	2022			2022
Exercise price	C$	9.20		C$	12.46
Expected volatility		68%			71%
Expected life of options		6	years		6	years
Risk-free interest rate		2.76%			2.95%
Dividend yield		—			—
Number of share options issued		25,200			4,000

	November 15,			December 30,
	2021			2021
Exercise price	C$	14.96		C$	14.90
Expected volatility		84%			84%
Expected life of options		6	years		6	years
Risk-free interest rate		1.54%			1.69%
Dividend yield		—			—
Number of share options issued		24,500			105,071

	March 11,			May 21,			June 17,
	2021			2021			2021

Exercise price	C$	28.16		C$	22.08		C$	23.14
Expected volatility		84%			85%			85%
Expected life of options		6	years		6	years		6	years
Risk-free interest rate		1.09%			1.34%			1.25%
Dividend yield		—			—			—
Number of share options issued		12,000			555,464			1,000

The following table summarizes information about the share options outstanding as at December 31, 2022:

		Weighted
		average
	Number of	remaining	Number of
Exercise price	options	contractual	options
C$	outstanding	life (years)	exercisable

2.01 – 4.00	1,800	0.46	1,800
8.01 – 10.00	349,697	4.56	297,383
10.01 – 12.00	121,262	5.42	109,018
12.01 – 14.00	12,300	6.80	—
14.01 – 16.00	148,281	6.27	129,284
16.01 – 18.00	435,189	7.42	59,086
20.01 – 22.00	600	7.63	229,319
22.01 – 24.00	430,744	8.27	171,735
24.01 – 26.00	1,900	7.93	1,152
28.01 – 30.00	10,000	8.20	196
	1,511,773	6.98	998,973

Compensation expense related to share options for the year ended December 31, 2022 was $2,514 (2021 - $5,891).

(14)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

Long-term incentive plan

Effective May 20, 2020, the Company adopted the long term incentive plan (the LTIP). The LTIP is an incentive-based equity compensation plan that provides for the grant of restricted share units (the RSUs) and deferred share units (the DSUs, together with the RSUs, the Units). The Company may grant Units to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive one common share in accordance with the terms of the LTIP. The number of Units granted at any particular time will be calculated by dividing the dollar amount of such grant by the market value of a common share on the applicable grant date, which is equal to the volume weighted average trading price of all common shares traded on the TSX (or other exchange where the Common Shares are listed) for the five trading days immediately preceding such date. RSUs granted under the LTIP vest over a period of up to three years and DSUs vest on the date on which the participant ceases to be a director or employee of the Company. During the year ended December 31, 2022, there were 60,000 DSU granted and outstanding.

Share-based compensation expense related to the LTIP for the year ended December 31, 2022 was $1,724 (2021 - $1,314). During the year ended December 31, 2022 the Company authorized for issuance under the LTIP a total of 385,083 RSUs with market prices between C$9.41 and C$10.93 with vesting terms over 3 years.

A summary of the RSU changes during the year are set forth below:

		Weighted
		average
		remaining
	Number of	contractual
	RSUs	life (years)

Balance – January 1, 2021	8,717	2.39
Granted	241,500	3.00
Vested	(2,900)	—
Forfeited	(15,000)	2.39
Balance – December 31, 2021	232,317	2.45
Granted	385,083	3.00
Vested	(62,738)	—
Forfeited	(110,801)	2.14
Balance – December 31, 2022	443,861	2.38

13    Revenue

	Year ended December 31,
	2022			2021
	$			$
	Contracts			Contracts
	with			with
	customers	Leasing	Total	customers	Leasing	Total

Capital equipment	2,004	—	2,004	3,150	—	3,150
Recurring - non-capital	3,967	710	4,677	3,293	430	3,723
	5,971	710	6,681	6,443	430	6,873

(15)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

14     Nature of expenses

	2022	2021
	$	$

Production and manufacturing costs	2,397	2,738
Salaries and benefits	14,942	12,835
Consulting fees	4,146	4,076
Research and development expenses	2,839	3,358
Impairment of goodwill	2,524	—
Sales and marketing expenses	1,711	1,127
Amortization and depreciation	1,604	1,879
Share-based compensation	4,238	7,205
Rent	496	250
Software/hardware	1,003	619
Insurance	1,239	1,397
Office and shop supplies	683	415
Other expenses	985	1,265
	38,807	37,164

Certain comparative figures have been reclassified to conform with current year presentation.

15    Net finance (income) costs

	2022	2021
	$	$

Change in fair value of derivative financial instrument	275	(293)
Lease liability interest expense (note 10)	59	67
Interest income	(803)	(205)
Change in amortized cost of trade and other receivables (note 4)	(290)	448
CIBC loan interest expense (note 9)	115	—
Foreign exchange loss /(gain)	(3,100)	286
	(3,744)	303

16     Income taxes

Income tax expense differs from the tax recovery amount that would be obtained by applying the statutory income tax rate to the respective year’s loss before income taxes as follows:

	2022	2021
	$	$

Loss before income taxes	28,382	30,594

Recovery based on combined federal and provincial statutory rate of 25.48% (2021 – 25.48%)	(7,232)	(7,795)
Permanent differences	1,082	1,608
Change in deferred tax assets not recognized	6,440	6,287
Effect of tax rates in foreign jurisdictions	(3)	5
Net income tax expense	287	105

Deferred tax assets are recognized for tax loss carry-forwards and unused tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company has not recognized deferred tax assets that can be carried forward against future taxable income.

(16)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

Permanent differences are primarily comprised of non-refundable tax credits and deductible finance fees not recorded in the consolidated statements of loss and comprehensive loss, offset by non-deductible share-based compensation and accretion expense.

The Company has non-capital loss carry-forwards of approximately $112,075 as at December 31, 2022 that expire in varying amounts from 2028 to 2042.

The Company has SR&ED expenditures of approximately $15,380 as at December 31, 2022, which can be carried forward indefinitely to reduce future years’ taxable income.

The Company has approximately $3,259 of federal and provincial tax credits that are available to be applied against federal and provincial taxes otherwise payable in future years and that expire in varying amounts from 2028 to 2042.

17     Loss per share

The following table shows the calculation of basic and diluted loss per share:

	2022	2021

Net loss for the year	$28,669	$30,699
Weighted average number of common shares	20,829,861	20,464,168
Basic and diluted loss per share	$1.38	$1.50

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs, DSUs and warrants. Of the 1,511,773 (2021 – 2,092,596) share options, 443,681 (2021 – 232,317) RSUs, 60,000 (2021 – nil) DSUs and 772,270 (2021 – 724,983) warrants not included in the calculation of diluted loss per share for the year ended December 31, 2022, 1,771,243 (2021 – 1,510,396) were exercisable.

(17)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

18     Financial assets and liabilities

Classification of financial instruments

	2022
			Financial
	Fair value	Financial	liabilities
	through	assets at	at
	profit or	amortized	amortized
	loss	cost	cost
	$	$	$

Cash	—	46,517	—
Trade and other receivables	—	6,344	—
Accounts payable and accrued liabilities	—	—	2,033
Lease liabilities	—	—	1,056
Derivative financial instrument	563	—	—
Long-term debt	—	—	7,174
	563	52,861	10,263

	2021
			Financial
	Fair value	Financial	liabilities
	through	assets at	at
	profit or	amortized	amortized
	loss	cost	cost
	$	$	$

Cash	—	67,152	—
Trade and other receivables	—	5,034	—
Accounts payable and accrued liabilities	—	—	3,180
Lease liabilities	—	—	1,377
Derivative financial instrument	161	—	—
	161	72,186	4,557

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company is exposed to credit risk on its cash and trade and other receivable balances. The Company’s cash management policies include ensuring cash is deposited in Canadian chartered banks.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade and other receivables. To measure the expected credit losses, trade and other receivables are grouped based on shared credit risk characteristics and the days past due. On that basis, the loss allowance as at December 31, 2022 and 2021 is nominal as the Company only transacts with hospitals and private clinics and has not incurred a sustained trend of any credit losses since revenue began.

Trade and other receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, failure to make contractual payments for a period of greater than 120 days past due.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, including interest rate risk and foreign currency risk.

(18)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

●	Interest rate price risk

Interest rate price risk is the risk the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to such fluctuations relating to cash, as it is held in a high interest account which bears interest at a floating rate and long-term debt, as it bears interest at a floating rate.

If interest rates had been 1% higher on the average cash balance, with all other variables held constant, loss before income taxes would have been $376 lower for the year ended December 31, 2022 (2021 - $515). If interest rates had been 1% higher on the average long-term debt balance, with all other variables held constant, loss before income taxes would have been $72 higher for the year ended December 31, 2022 (2021 - $nil).

●	Foreign currency risk

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk, primarily the US dollar and Euro. Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency. The risk is measured through a forecast of highly probable US dollar and Euro expenditures. The Company’s financial instruments denominated in foreign currencies are shown below in Canadian dollars.

	2022
	US		Canadian	Chinese
	dollars	Euro	dollars	renminbi	Total
	$	$	$	$	$

Cash	32,897	365	13,214	41	46,517
Trade and other receivables	1,118	1,074	4,152	—	6,344
Accounts payable and accrued liabilities	(288)	(521)	(1,208)	(16)	(2,033)
Derivative financial instrument	—	—	(563)	—	(563)
Lease liabilities	—	—	(1,056)	—	(1,056)
Long-term debt	—	—	(7,174)	—	(7,174)

	2021
	US		Canadian	Chinese
	dollars	Euro	dollars	renminbi	Total
	$	$	$	$	$

Cash	47,765	1,349	17,984	54	67,152
Trade and other receivables	4,310	421	303	—	5,034
Accounts payable and accrued liabilities	(372)	(1,030)	(1,759)	(19)	(3,180)
Derivative financial instrument	—	—	(161)	—	(161)
Lease liabilities	—	—	(1,368)	(9)	(1,377)

As at December 31, 2022, if foreign exchange rates had been 5% higher, with all other variables held constant, loss and comprehensive loss would have been $415 (2021 – $788) higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company does not use derivatives to reduce exposure to foreign currency risk.

(19)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulties in meeting its financial liability obligations as they come due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives.

The following table summarizes the Company’s significant contractual, undiscounted cash flows related to its financial liabilities.

	2022
		Future		Between
	Carrying	cash	Less than	1 year and
	amount	flows	1 year	5 years
	$	$	$	$

Accounts payable and accrued liabilities	2,033	2,033	2,033	—
Lease liability	1,056	1,174	291	883
Long-term debt	7,174	9,324	1,134	8,190
	10,263	12,531	3,458	9,073

	2021
		Future		Between
	Carrying	cash	Less than	1 year and
	amount	flows	1 year	5 years
	$	$	$	$

Accounts payable and accrued liabilities	3,180	3,180	3,180	—
Lease liability	1,377	1,575	321	1,254
	4,557	4,755	3,501	1,254

Fair value

The fair values of cash, current trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their carrying values, due to their relatively short periods to maturity. The fair value of the long-term debt approximates its carrying amount as it has a floating interest rate.

For the non-current trade and other receivables in the prior year, the fair value is also not significantly different from the carrying amount.

The fair value of the Company’s derivative financial instrument is determined based on the valuation techniques described in note 9 and is considered level 2 in the fair value hierarchy.

(20)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

19     Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	2022	2021
	$	$

Salaries and employee benefits	2,054	1,989
Directors’ fees	296	233
Share-based compensation	2,272	3,182
	4,622	5,404

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

20     Commitments and contingencies

All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification is not explicitly defined, but is limited to events for the period during which the indemnified party served as a director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on the Company.

The Company has also indemnified certain lenders and underwriters in relation to certain debt and equity offerings and their respective affiliates and directors, officers, employees, shareholders, partners, advisers and agents and each other person, if any, controlling any of the underwriters or lenders or their affiliates against certain liabilities.

21     Capital management

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes its share capital, deficit and long-term debt in the definition of capital.

A summary of the Company’s capital structure is as follows:

	2022	2021
	$	$

Common shares	205,825	219,579
Deficit	(189,362)	(160,693)
Long-term debt	7,174	—
	23,637	58,886

22     Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2022

In USD (000s)

For the year ended December 31, 2022:

	Canada	USA	Germany	Total
	$	$	$	$

Revenue
Capital equipment	986	218	800	2,004
Recurring - non-capital	504	3,177	996	4,677
	1,490	3,395	1,796	6,681

For the year ended December 31, 2021:

	Canada	USA	Germany	Total
	$	$	$	$

Revenue
Capital equipment	1,724	—	1,426	3,150
Recurring - non-capital	353	2,090	1,280	3,723
	2,077	2,090	2,706	6,873

Other financial information by segment as at December 31, 2022:

	Canada	USA	Germany	China	Finland	Total
	$	$	$	$	$	$

Total assets	57,694	3,010	1,288	56	2,373	64,421
Intangible assets	680	—	—	—	—	680
Property and equipment	212	687	—	—	—	899
Right-of-use assets	818	—	—	—	—	818
Amortization of intangible assets	704	—	—	—	—	704
Depreciation of property and equipment	59	613	—	—	—	672
Depreciation of right-of-use assets	219	—	—	9	—	228

Other financial information by segment as at December 31, 2021:

	Canada	USA	Germany	China	Finland	Total
	$	$	$	$	$	$

Total assets	81,529	2,068	1,445	81	1,652	86,775
Goodwill and intangible assets	4,124	—	—	—	—	4,124
Property and equipment	490	298	—	—	—	788
Right-of-use assets	1,106	—	—	10	—	1,116
Amortization of intangible assets	1,029	—	—	—	—	1,029
Depreciation of property and equipment	408	110	—	—	—	518
Depreciation of right-of-use assets	234	—	—	8	90	332

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